Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport Announces Cooperation with Volvo

     ~Westport to Develop & Supply Natural Gas Fuel System for Heavy Duty
Engines~

     VANCOUVER, Nov. 16 /CNW/ - Westport Innovations Inc. (TSX:WPT/
NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that Volvo has entered into an agreement with Westport as a Tier 1 Development Supplier for its heavy duty natural gas engines and associated supply chain. Westport will supply its
Westport HD technology and work together with the Gothenburg, Sweden engine manufacturer to qualify appropriate suppliers consistent with Volvo volume and quality expectations. The new natural gas engines are expected to meet future
European emission requirements.
     "High energy efficiency and low emissions of greenhouse gases are a key focus for our strategic development efforts as natural gas and its renewable fuels counterpart, biogas, quickly become the mainstream alternative fuel choice for heavy-duty engines. We are excited to be working together with a global leader who recognizes the importance of both performance and environmental stewardship," stated David Demers, CEO of Westport Innovations
Inc.
     In July 2008, Westport announced an agreement with Volvo to integrate and test Westport's HD system on Volvo engines. Under the new agreements, Westport and Volvo will share program development expenses. The agreement requires
Westport and Volvo to work to negotiate further agreements regarding certain elements of the development program. It also requires Westport and Volvo to satisfy certain milestones in order for the development program to continue, including the completion of the relevant technological, engineering and cost requirements and the completion of the further agreements.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. The Westport GX engine and LNG system for heavy duty Class 8 trucks offers class-leading emissions and allows trucking fleets to move to lower-cost, domestically available natural gas. Cummins Westport
Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport
Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. To learn more about our business, please visit: www.westport.com. Follow our business on Twitter at
http://twitter.com/WestportWPRT or subscribe to our News Release RSS Feed through our website address.

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E          %CIK: 0001370416

     /For further information: Inquiries: Darren Seed, Director, Investor
Relations, Westport Innovations Inc., Phone: (604) 718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 08:30e 16-NOV-09